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SEC Mail Processing
FEB 27 2023
Washington, DC

SEC FILE NUMBER
8-22813

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FED Mutual Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3750 West Deerfield Road
(No. and Street)

Riverwoods (City) Illinois (State) 60015 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anders Raaum (Name) (847) 850-3311 (Area Code – Telephone Number) araaum@federallife.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

225 S 6th St, Suite 2300 (Address) Minneapolis (City) Minnesota (State) 55402 (Zip Code)

10/22/2003 (Date of Registration with PCAOB)(if applicable) 23 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Anders Raaum, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FED Mutual Financial Services, Inc, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Anders Raaum

Title: President and Chief Executive Officer

"OFFICIAL SEAL"
JOYCE M WELLER
NOTARY PUBLIC STATE OF ILLINOIS
My Commission Expires 10/29/2025

Notary Public Joyce M. Weller

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FED Mutual Financial Services, Inc.

Financial Statements

As of and for the Year Ended December 31, 2022

FED Mutual Financial Services, Inc.

Year Ended December 31, 2022

Contents

bakertilly

Report of Independent Registered Public Accounting Firm

To the Shareholders, Audit Committee and Board of Directors of
FED Mutual Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FED Mutual Financial Services, Inc. (the Company) as of December 31, 2022, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under rule 15c3-1 of The Securities Exchange Act of 1934, and Computation for Determination of the Reserve Requirements under Rule 15c3-3 and Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (collectively, the supplemental information), has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly US, LLP

We have served as the Company's auditor since December 31, 2019.

Minneapolis, Minnesota
February 22, 2023

FED Mutual Financial Services, Inc.

Statement of Financial Condition

As of December 31, 2022

Assets

Cash	$ 27,053
FINRA Flex Funding	970
Prepaid expense	2,448
Accounts receivable - related party	2,742
Total Assets	$ 33,213

Liabilities and Stockholder's Equity

Liabilities	
Accrued expenses	$ 5,241
Total Liabilities	5,241
Stockholder's Equity	
Common stock, $.01 par value per share; authorized - 2,000 shares; issued and outstanding - 10 shares	1,000
Additional paid-in capital	623,196
Accumulated deficit	(596,224)
Total Stockholder's Equity	27,972
Total Liabilities and Stockholder's Equity	$ 33,213

The accompanying notes are an integral part of the financial statements.

FED Mutual Financial Services, Inc.

Statement of Operations

Year Ended December 31, 2022

Income	
Commissions - related party	$ 931
Interest income	135
Total Income	1,066
Expenses	
Commissions	931
General and administrative expenses	23,160
Regulatory and filing fees	5,044
Total Expenses	29,135
Loss before Income Tax Benefit	(28,069)
Federal Income Tax Benefit	(5,894)
Net Loss	$ (22,175)

The accompanying notes are an integral part of the financial statements.

FED Mutual Financial Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2022

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2022	$ 1,000	$ 598,196	$ (574,049)	$ 25,147
Contributions	-	25,000	-	25,000
Net loss	-	-	(22,175)	(22,175)
Balance, December 31, 2022	$ 1,000	$ 623,196	$ (596,224)	$ 27,972

The accompanying notes are an integral part of the financial statements.

FED Mutual Financial Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2022

Cash Flows from Operating Acitvities	
Net loss	$ (22,175)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in	
FINRA flex funding	(704)
Prepaid expense	(30)
Accounts receivable - related party	(142)
Accrued expense	5,088
Net Cash Used in Operating Activities	(17,963)
Net Cash Provided by Financing Activities	
Capital contribution	25,000
Net Cash Provided by Financing Activities	25,000
Net Increase in Cash	7,037
Cash, Beginning of Year	20,016
Cash, End of Year	$ 27,053

The accompanying notes are an integral part of the financial statements.

Note 1 - Organization and Summary of Significant Accounting Policies

Organization and Operations

FED Mutual Financial Services, Inc. (the Company) is a wholly owned subsidiary of Federal Life Insurance Company (Federal Life) and part of Federal Life Group. The Company is a registered broker-dealer with the Securities Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) and acts as underwriter and distributor for variable annuity contracts sponsored by Federal Life. The Company is also licensed as a general insurance agency and brokers insurance business written by Federal Life. The Company does not have meaningful revenues and does not have the ability to continue as a going concern without financial support from its parent company. Federal Life has the ability to support the Company and has assured management that such support will continue.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) as promulgated by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC or the guidance).

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or serves to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

Insurance commissions are derived from the sale of insurance products to clients. The insurance company pays an asset-based commission. Revenue is recognized on the renewal

date if the policy is in force. No revenue is earned on policies not in force at the renewal date. Commission revenue is recorded when earned. Commissions are earned and related expenses are recorded when premiums are received on the underlying policy. Commissions receivable consists of commissions that have been recognized but not yet received. The Company has evaluated the presentation requirements related to ASC 326-20, *Financial Instruments – Credit Losses* which requires the Company to estimate expected credit losses over the life of its financial assets. Management considers receivables to be fully collectible; due to the nature of receivables being collected in a short period of time. The Company has determined that an allowance for credit losses is not required.

Related Party Transactions

All of the Company's commission income is derived from the sale of insurance products of Federal Life.

Federal Life incurs various expenses on behalf of the Company, principally rent and the salaries of personnel who conduct the operations of the Company. Pursuant to the terms of the expense sharing agreement, the Company recorded $6,000 in 2022 to reimburse Federal Life for these expenses. If expenses were incurred as a stand alone entity they would differ from the allocated amount.

In 2022, the Company received a $25,000 capital contribution from Federal Life.

Income Taxes

The operations of the Company have been included in the life-nonlife consolidated federal income tax return of Federal Life Mutual Holding Company and will be part of the 2022 Federal Life Group consolidated filing. In accordance with the intercompany policy, the Company provides taxes on taxable income or loss based principally on a separate company tax calculation. For the year ended December 31, 2022, the Company's federal income tax benefit was comprised of $5,894 of current income tax benefit and no deferred income tax benefit. The Company records any interest and penalties assessed by taxing authorities as incurred to federal income taxes incurred on the accompanying statement of operations. No interest or penalties were recognized in 2022.

The Company recognizes and measures its unrecognized tax benefit in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on the technical merit, that tax positions will be sustained upon examination of facts, circumstance and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. The Company believes that its federal income tax filing position and deductions will be sustained and does not anticipate an adjustment that will result in a material change to its financial position. No reserves for uncertain federal income tax positions have been recorded. Tax years 2019 through 2021 are subject to examination by the Internal Revenue Service.

Subsequent Events

The Company has evaluated subsequent events through February 22, 2023, the date the financial statements were issued, and has not noted any events or transactions requiring recognition or disclosure.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2022, the Company had net capital of $22,782, minimum net capital requirements of $5,000, and a ratio of aggregate indebtedness to net capital of 0.23 to 1. Aggregate indebtedness to net capital shall not exceed 15 to 1 and capital rules may effectively restrict the payment of cash dividends. The Company has not paid any cash dividends to date.

Note 3 – Contingent Liabilities

In the normal course of business, the Company has entered into agreements that include indemnification provisions. The Company has also agreed to indemnify its directors, officers, employees, and agents in certain situations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against us that have not yet occurred. However, the Company believes the risk of loss related to the agreements is remote.

FED Mutual Financial Services, Inc.

Schedule I - Computation of Net Capital
Under Rule 15c3-1 of The Securities Exchange Act of 1934

Year Ended December 31, 2022

Aggregate Indebtedness	
Accrued expenses	$ 5,241
	$ 5,241
Net Capital	
Common stock	$ 1,000
Additional paid-in capital	623,196
Accumulated deficit	(596,224)
	27,972
Less non-allowable assets	
Prepaid expense	(2,448)
Accounts receivable - related party	(2,742)
Net Capital	$ 22,782
Capital Requirements	
Minimum net capital requirement	5,000
Net capital in excess of minimum requirement	$ 17,782
Ratio of Aggregate Indebtedness to Net Capital	.23 to 1

There are no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2022.

FED Mutual Financial Services, Inc.

Schedule II - Computation for Determination of the Reserve Requirements
Under Rule 15c3-3 and Information Relating to the Possession or Control Requirements under
Rule 15c3-3 of The Securities Exchange Commission

Year Ended December 31, 2022

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

FED Mutual Financial Services, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

FED Mutual Financial Services, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).